File No. 82-3929

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
&
MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE 2nd QUARTER ENDED OCTOBER 31, 2007

Prepared By Management
December 14, 2007

FNC LISTED ON TSX venture EXCHANGE TSX

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

	October 31 2007	April 30 2007
Assets		
Current		
Cash and Cash Equivalents	365,466	193,536
Marketable Securities (Note 3)	165,094	163,042
Accounts Receivable	450,219	164,763
Sales Taxes Refundable	4,674	17,060
Accrued Mining Duty Receivable	39,085	39,085
Accrued Exploration Tax Credits Receivable	89,415	89,415
Prepaid Expenses	938	2,813
Total Current Assets	1,114,890	669,714
Mineral Properties Interests (Note 2)	1,008,521	942,861
Total Assets	2,123,411	1,612,575
Liabilities		
Current		
Accounts Payable and Accrued Liabilities (Note 5 (c))	27,793	27,948
Long-term		
Deferred Quebec Mining Duties	163,979	163,978
Total Liabilities	191,771	191,926
Shareholders' Equity		
Share Capital (Note 4)	7,423,341	6,931,165
Contributed Surplus	2,767,208	209,907
Accumulated Comprehensive Income	66,829	64,778
Deficit	(8,325,739)	(5,785,201)
Total Shareholders' Equity	1,931,639	1,420,649
Total Liabilities and Shareholders' Equity	2,123,411	1,612,575

Note 1 - Nature and Continuance of Operations

Note 6 - Contingencies

Note 7 - Subsequent Events

Approved by the Directors:

"Peter Smith" Director **"Debra Chapman" Director**

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	3 Months October 31 2007	6 Months October 31 2007	3 Months October 31 2006	6 Months October 31 2006
Revenue				
Net Mineral Property Option Revenue (Note 2)	100,000	266,384	0	0
Expenses				
Field Administration, Management and Consulting	7,500	15,000	7,500	15,000
General Exploration Expenditures (Recovery)	850	2,150	3,764	3,764
Legal and Accounting	4,517	4,517	572	572
Interest Expenses and Bank Charges	34	49	(83)	(38)
Office Rent, Supplies and Services	8,191	16,669	10,224	17,006
Share Transfer, Listing and Filing Fees	9,313	10,991	9,343	11,250
Stock based Compensation	2,755,309	2,755,309	0	0
Telephone	894	2,236	1,546	2,944
Travel and Accomodations	0	0	1,078	1,531
Total Expenses	2,786,609	2,806,922	33,944	52,031
Net Income (Loss) from Operations	(2,686,609)	(2,540,538)	(33,944)	(52,031)
Loss on Investments	0	0	7,035	7,035
Net Income (Loss)	(2,686,609)	(2,540,538)	(40,979)	(59,066)
Deficit, Beginning of Period	5,639,130	5,785,201	6,220,471	6,202,383
Deficit, End of Period	8,325,739	8,325,739	6,261,449	6,261,449
Net Income (Loss) Per Share				
Basic	-0.11	-0.10	0.00	0.00
Diluted	-0.10	-0.09	0.00	0.00
Number of Shares Outstanding				
Basic		25,138,981		24,814,591
Diluted		27,560,981		27,260,981

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

	3 Months Ended October 31 2007	6 Months Ended October 31 2007	3 Months Ended October 31 2006	6 Months Ended October 31 2006
Operating Activities				
Income (Loss) for the Period	(2,686,609)	(2,540,538)	(40,978)	(59,066)
Items Not Requiring Cash in the Year				
Net Mineral Property Option and Other Payments	0	188,000	137,484	144,348
Mineral Properties Interests Written Off/Down	0	(166,384)	0	0
Stock based Compensation	2,557,301	2,557,301	0	0
Increase in Value of Marketable Securities	(41,234)	2,051	0	0
	(170,542)	40,430	96,506	85,282
Changes in Non-Cash Working Capital Items	(55,364)	(273,402)	98,240	109,209
	(225,906)	(232,972)	194,746	194,491
Financing Activities				
Shares Issued for Cash	490,368	492,176	2,802	152,802
Total Financing Activities	490,368	492,176	2,802	152,802
Investing Activities				
Mineral Property Acquisition	(14,899)	(22,732)	(12,343)	(32,792)
Mineral Exploration Expenditures	(26,985)	(64,544)	(63,796)	(89,956)
Total Investing Activities	(41,884)	(87,276)	(76,139)	(122,748)
(Decrease) Increase in Cash and Cash Equivalents	222,578	171,928	121,409	224,545
Cash and Cash Equivalents, Beginning of Period	142,886	193,536	138,317	35,180
Cash and Cash Equivalents, End of Period	365,466	365,466	259,725	259,725

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. ("Fancamp") was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Ontario, Quebec and New Brunswick, Canada. Fancamp is an exploration stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's legal interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has an accumulative loss of $8,325,739 at October 31, 2007 (2006 - $6,261,449) and has not developed any self sustaining operations. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at October 31, 2007 and 2006 the Company does not have any cash equivalents. As at October 31, 2007, the Company does have cash which is over the federally insured limit ($265,466). (2006 – $159,725).

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property, before being recognized as income into operations. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties include only the Company's joint venture share of the costs.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Exploration tax credits

The Company accounts for accrued tax credits on eligible exploration expenditures as a deduction from its mineral properties interests, on a property by property basis, and will be charged to operations on the same basis as the deferred acquisition and exploration and development expenditures. The exploration tax credits are accrued in the year when the exploration expenditures are incurred, provided there is reasonable assurance that the tax credits will be realized.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Stock-based compensation

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes into income a future income tax benefit on the renouncement of Canadian exploration expenditures to its flow-through share investors.

Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as "site restoration costs", in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at October 31, 2007 (2006 - $nil).

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the period by the number of shares outstanding at the end of the period. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

NOTE 3 – MARKETABLE SECURITIES

	10/31/07	10/31/06
	$	$
Urcan Resources Ltd., at fair market value	120,750	0
Probe Mines Ltd., at fair market value	42,925	19,210
Diadem Resources Ltd., at fair market value	1,419	2,344
	165,094	21,554

NOTE 4 - SHARE CAPITAL

(a) **Authorized: 50,000,000 common shares without par value**

Issued:

	2007-2008		2006-2007	
	Number	Amount	Number	Amount
		$		$
Balance, beginning of year	25,126,924	6,931,165	23,792,981	6,750,473
Issued in year for cash:				
Exercise of flow-through warrants			1,000,000	150,000
Exercise of stock options	2,334,057	294,168	21,610	2,801
Allocated from Contributed Surplus		198,008		
Balance, end of period	**27,460,981**	**7,423,341**	**24,814,591**	**6,903,274**

(b) **Share purchase warrants**

There are no share purchase warrants outstanding.

(c) **Management incentive options**

A summary of stock options outstanding and exercisable is as follows:

Exercise price per share	Expiry date	Number of options outstanding 2007	2006
0.15	June 29, 2009	0	793,000
0.14	May 25, 2008	0	829,000
0.15	July 4, 2010	100,000	624,390
0.11	July 19, 2010	0	200,000
0.11	August 21, 2011	0	0
1.90	October 30, 2012	1,700,000	0
		1,800,000	2,446,390

During the prior period, an option was exercised for the purchase of 12,057 common shares at a price of $0.15 per share. During the current period options were exercised for the purchase of 2,322,000 common shares at prices of $0.10 to $0.15 per share. The Company granted 1,700,000 stock options with an exercise price of $1.90 to directors and consultants during the current Quarter. The stock options vest immediately and expire 5 years from the date of grant. No options were re-priced or expired during the quarter.

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate at a range of 3.91%, a dividend yield of 0%, volatility factor of 157.58%, and an expected life of 5 years. The amount of $2,755,309 relating to stock-based compensation on options granted was charged to operations and offset to contributed surplus.

(d) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

The Company has a commitment to incur a further $150,000 (2006: $578,755) of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) by July 6, 2008 pursuant to the terms of exercise of flow-through share purchase warrants.

NOTE 5 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2007	2006
	$	$
(a) Professional geological fees paid, or recorded as payable, to a Director	32,895	31,225
(b) Administration fees paid, or recorded as payable, to a Director	11,815	12,396
(c) Accounts payable to a major shareholder	7,038	7,038

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 6 – CONTINGENCIES

The Company has a dispute with one of its exploration service suppliers for a total invoiced amount of $50,000. Management's position is that the supplier has not provided the agreed-upon services. The outcome of the dispute is at present indeterminable and the Company accordingly has not accrued the corresponding liability of $50,000 in its accounts. The Company is contesting the claimed amounts vigorously.

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses. Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana. In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations in the amount of $610,170. In the event that the Botswana government initiates collection of the above-noted exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (Cdn$680,237).

NOTE 7 – SUBSEQUENT EVENTS

On December 4, 2007, the Company announced receipt of the final option payment for its Johan Beetz Property. See Overall Performance section of Management Discussion and Analysis.

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the three month period ended October 31, 2007:

	As At July 31, 2007			Mineral Properties Interest Expenditures Incurred During the Period Ended October 31, 2007				As at October 31, 2007		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Cundy Lake				574		680		574	680	1,254
Digdeguash, NB	3,655	4,194	7,849			503		3,655	4,697	8,352
Dileo Lake, PQ		125	125					0	125	125
Gamache, PQ	56	357	413					56	357	413
La Grande, PQ	(1,100)	1,100						(1,100)	1,100	
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	177	679					502	177	679
Lemoine, PQ	4,390	8,113	12,503			6,132		4,390	14,245	18,635
Manic III, PQ	2,255	3,754	6,009					2,255	3,754	6,009
Manicuagan, PQ	27,195	17,599	44,794					27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds						4,550		0	4,550	4,550
Sept-Iles Mechant, PQ	2,068	34,492	36,560			4,677		2,068	39,169	41,237
St. George's, NB	7,403	123,919	131,322					7,403	123,919	131,322
Upsalquitch Forks, NB	301	1,550	1,851					301	1,550	1,851
Jointly Held										
Baie Comeau	2,976	5,934	8,910					2,976	5,934	8,910
Beauce, PQ	93,382	92,361	185,743	450		1,300		93,832	93,661	187,493
Dieter Lake, PQ	6,961	9,400	16,361					6,961	9,400	16,361
George River, PQ	(2,019)	2,021	2					(2,019)	2,021	2
Hanna Uranium, PQ	1,450	0	1,450					1,450	0	1,450
Johan Beetz, PQ	1		1					1	0	1
Longue Pointe de Mingan, PQ	0	350,006	350,006					0	350,006	350,006
Magpie				1,375		975		1,375	975	2,350
Mt. Reed/Mt. Wright, PQ	13,500	47,215	60,715			5,837		13,500	53,052	66,552
Rupert, PQ	8,135	28,036	36,171					8,135	28,036	36,171
St. George's, NB	(745)	40,029	39,284			382		(745)	40,411	39,666
St. Urbain, PQ		1,118	1,118			1,950		0	3,068	3,068
Villebon	10,698	3,487	14,185	12,500				23,198	3,487	26,685
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	185,451	781,185	966,636	14,899	0	26,986	0	200,350	808,171	1,008,521

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the six month period ended October 31, 2007:

	As At April 30, 2007			Mineral Properties Interest Expenditures Incurred During the Period Ended October 31, 2007				As at October 31, 2007		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Cundy Lake				574		680		574	680	1,254
Digdeguash, NB				3,655		4,194		3,655	4,194	7,849
Dileo Lake, PQ			0			125		0	125	125
Gamache, PQ	56	282	338			75		56	357	413
La Grande, PQ	(1,100)	1,100	0					(1,100)	1,100	0
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	178	680					502	177	679
Lemoine, PQ	4,390	7,463	11,853			6,782		4,390	14,245	18,635
Manic III, PQ	2,255	3,526	5,781			228		2,255	3,754	6,009
Manicuagan, PQ	27,195	17,599	44,794					27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds						4,550		0	4,550	4,550
Sept-Iles Mechant, PQ	1,024	29,942	30,966	1,044		9,227		2,068	39,169	41,237
St. George's, NB	5,319	123,919	129,238	2,084		3,952		7,403	127,871	135,274
Upsalquitch Forks, NB	301	1,550	1,851					301	1,550	1,851
Jointly Held										
Baie Comeau	2,976		2,976			5,934		2,976	5,934	8,910
Beauce, PQ	92,982	91,253	184,235	850		2,408		93,832	93,661	187,493
Dieter Lake, PQ	6,961	9,320	16,281			583		6,961	9,903	16,864
George River, PQ	19,597	2,021	21,618				(21,616)	(2,019)	2,021	2
Hanna Uranium, PQ	1,450		1,450					1,450	0	1,450
Johan Beetz, PQ	1		1					1		1
Longue Pointe de Mingan, PQ	0	349,956	349,956			50		0	350,006	350,006
Magpie				1,375		975		1,375	975	2,350
Mt. Reed/Mt. Wright, PQ	12,850	33,498	46,348	650		23,303		13,500	56,801	70,301
Rupert, PQ	8,135	26,588	34,723			1,448		8,135	28,036	36,171
St. George's, NB	(745)	36,459	35,714					(745)	36,459	35,714
St. Urbain, PQ		1,118	1,118			(1,800)		0	(682)	(682)
Villebon	10,698	1,657	12,355	12,500		1,830		23,198	3,487	26,685
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	199,234	743,627	942,861	22,732	0	64,544	(21,616)	200,350	808,170	1,008,521

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the three month period ended October 31, 2006:

	As At July 31, 2006			Mineral Properties Interest Expenditures Incurred During the Period Ended October 31, 2006				As at October 31, 2006		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Bearn, PQ	1	184	185					1	184	185
Brown's Mountain, NB										
Dileo Lake, PQ	1	432	433					1	432	433
Gamache, PQ	1	138	139					1	138	139
La Grande, PQ		1,796	1,796						1,796	1,796
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lemoine, PQ	1	1,387	1,388			1,100		1	2,487	2,488
Manic III, PQ	2,255	3,526	5,781					2,255	3,526	5,781
Manicuagan, PQ	27,195	18,123	45,318			(524)		27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds Fancamp, ON	1		1					1	0	1
Sept-Iles Mechant, PQ	1		1			833		1	833	834
St. George's, NB	5,319	123,919	129,238					5,319	123,919	129,238
Upsalquitch Forks, NB	1	950	951	300	600			901	950	1,851
Jointly Held										
George River, PQ	18,392	2,200	20,592	1,306		1,100		19,698	3,300	22,998
Hanna, PQ	960		960	357				1,317		1,317
Johan Beetz, PQ	(4,836)	20,295	15,459		(100,000)			(104,836)	20,295	(84,541)
Longue Pointe de Mingan, PQ		384,376	384,376			(36,960)			347,416	347,416
Mt. Reed/Mt. Wright, PQ	12,850	18,032	30,882			19,709		12,850	37,741	50,591
Rupert, PQ	8,135	1,788	9,923			550		8,135	2,338	10,473
St. George's, NB	3,578	26,272	29,850			2,199		3,578	28,471	32,049
St. Urbain						1,375		0	1,375	1,375
Villibon				10,380		550		10,380	550	10,930
Royalty Interests										
Beauce, PQ	34,308	15,394	49,702			35,781		34,308	51,175	85,483
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	110,741	624,455	735,196	12,343	(99,400)	25,713	0	23,684	650,168	673,851

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the six month period ended October 31, 2006:

	As At April 30, 2006			Mineral Properties Interest Expenditures Incurred During the Period Ended October 31, 2006				As at October 31, 2006		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Bearn, PQ	1	184	185					1	184	185
Brown's Mountain, NB										
Dileo Lake, PQ	1	432	433					1	432	433
Gamache, PQ	1	138	139					1	138	139
La Grande, PQ						1,796			1,796	1,796
Lac de la Blache, PQ	1,334	5,447	6,781			196		1,334	5,643	6,977
Lemoine, PQ	1	1,387	1,388			1,100		1	2,487	2,488
Manic III, PQ	2,255	3,526	5,781					2,255	3,526	5,781
Manicuagan, PQ	27,195	18,123	45,318			(524)		27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds Fancamp, ON	1		1					1	0	1
Sept-Iles Mechant, PQ	1		1			833		1	833	834
St. George's, NB	5,319	123,919	129,238			2,199		5,319	126,118	131,437
Upsalquitch Forks, NB	1	120	121	300		1,430		301	1,550	1,851
Jointly Held										
George River, PQ				19,698		3,300		19,698	3,300	22,998
Hanna, PQ				1,317				1,317	0	1,317
Johan Beetz, PQ	(4,836)	20,295	15,459		(100,000)			(104,836)	20,295	(84,541)
Longue Pointe de Mingan, PQ		384,376	384,376			(36,960)			347,416	347,416
Mt. Reed/Mt. Wright, PQ	19,714	7,753	27,467			23,124		19,714	30,877	50,591
Rupert, PQ	7,038	1,788	8,826	1,097		550		8,135	2,338	10,473
St. George's, NB	3,578	26,272	29,850					3,578	26,272	29,850
St. Urbain						1,375		0	1,375	1,375
Villibon				2,880	7,500	550		10,380	550	10,930
Royalty Interests										
Beauce, PQ	34,308	4,536	38,844			46,639		34,308	51,175	85,483
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	97,156	598,296	695,452	25,292	(92,500)	45,608	0	29,948	643,904	673,851

Fancamp Exploration Ltd.
Schedule II - Exploration Expenditures on Mineral Properties Interests
October 31, 2007 and 2006

Incurred in the Six Month Period Ended October 31, 2007:

	Camp Costs	Drilling Assays	Engineering, Consulting, and Sundry	Prospecting, Ground, Air Surveys	Total 2007
Baie Comeau		2,734	3,200		5,934
Beauce			2,408		2,408
Cundy Lake				680	680
Dieter Lake			80		80
Digdeguash		503	3,300	894	4,697
Dileo Lake			125		125
Gamache			75		75
Lemoine			650	6,132	6,782
Longue Pointe Mingan			50		49
Magpie			975		974
Manic III			228		228
McFaulds			4,550		4,550
Mt. Reed/Mt. Wright			19,554		19,554
Rupert			1,448		1,448
Sept-Iles Mechant			3,050	6,177	9,227
St. George		322	1,880	1,750	3,952
St. Urbain			1,950		1,950
Villebon			1,830		1,830
	0	3,559	45,353	15,633	64,544

Incurred in the Six Month Period ended October 31, 2006:

	Camp Costs	Drilling Assays	Engineering, Consulting, and Sundry	Prospecting, Ground, Air Surveys	Total 2006
Beauce		25,004	3,308	18,327	46,639
George River			3,300		3,300
La Grande		1,796			1,796
Lac de la Blache			196		196
Lemoine			1,100		1,100
Mt. Reed/Mt. Wright		4,221	23,017	2,750	29,988
Rupert			550		550
Sept-Iles Mechant			833		833
St. George			580	1,425	2,005
St. Urbain			1,375		1,375
Upsalquitch	330		500	600	1,430
Villibon			550		550
	330	31,021	35,309	23,102	89,762

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the period ended October 31, 2007. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is December 14, 2007. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration.

OVERALL PERFORMANCE

During the Quarter, the company staked new claims near the Magpie titaniferous magnetite deposits in Quebec as well as additional claims for the Beauce property.

The Company, in partnership with the Sheridan Platinum Group, staked some 900 km^2 of prospective ground in the Johan Beetz uranium district on Quebec's North Shore. This ground was subsequently optioned to Uracan Resources Ltd. who are targeting for near surface, bulk tonnage uranium deposits of the Rossing type. Subsequent to the end of the Quarter, Uracan made its final cash payment to earn its 100% interest in the property. The Company retains a royalty interest.

The Company continues to hold its titaniferous magnetite property at Lac la Blache, and its and Sheridan's hemoilmenite properties at Mingan and St. Urbain. Bench scale testing, and marketing studies continue.

The Company had working capital of $1,087,097 as at October 31, 2007.

RESULTS OF OPERATIONS

The Company incurred a net loss of $2,686,609 for the three months ended October 31, 2007, compared to a net loss of $40,979 for the three months ended October 31, 2006. The substantial increase in the loss can be attributed to the recognition of stock based compensation for options granted during the Quarter.

Management fees remained consistent quarter over quarter. The Company pays a geological fee of $2,500 per month to Peter H. Smith, President for the ongoing management and operation of the company's exploration programs. An additional fee of $1,250 is paid to Debra Chapman, Secretary and Director for the ongoing management and administration of the Company's business affairs.

MINERAL PROPERTIES

100% Owned McFaulds Fancamp Property, Ontario

The Company has 4 claims (2,560 acres) in the immediate vicinity of the recently reported Noront Resources Ltd. discovery in Northern Ontario, a nickel copper find based initially on a strongly magnetic airborne TDEM conductor. The adjoining Fancamp property has several similar (and untested) magnetic conductors picked up by the same airborne TDEM survey, carried out in the summer of 2003. A detailed helicopter time domain EM and magnetic survey has just been completed on the property with the results

pending. Line cutting and a gravity survey is presently being carried out. The results of all these surveys will be used for the selection of drill targets.

Magpie Property

The Company has acquired, by staking (together with a 50% partner) a 50% interest in the well known Magpie titaniferous magnetite deposits located on Quebec's North Shore, some 80 miles north of the coast, near Longue Pointe de Mingan.

The Magpie deposits outcrop as a series of en echelon ridges in a corridor some 4.5 miles long and 2,000 feet wide. The ridges stand up to 800 feet above the surrounding country, lending themselves to low cost mining methods.

George River Property

The Company has entered into an option agreement with Nebu Resources Inc. on this property, held 50% with Sheridan Platinum Group.

Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company holds a 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

St. Urbain Iron Titanium Deposits

These historic deposits, held in partnership with the Sheridan Platinum Group, are located near the village of St. Urbain, near Baie St. Paul on Quebec's North Shore. In 1959 a (non 43-101 compliant) global resource at 22 million tons was estimated for 4 deposits, from which a total of ½ million tons had been extracted over the preceding thirty years. Overall grades are on the order of 35% Fe and 36% TiO_2.

Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

The Company has, with its 50% partner, the Sheridan Platinum Group Ltd., some nineteen separate properties, covering a total of about 28,000 hectares. These properties are in various stages of exploration development, many drilled in the 50's and 60's by such operators as Canadian Javelin, Midway, Quebec Cartier Mining and others, while some are only at the geological mapping stage. The iron formations are concentrating ores, in the 28-35% Fe range, and reported tonnages (non 43-101 compliant) are in the 25M to 350M ton range. Potential resources are much larger; fully thirteen of the properties have had no grade or tonnage estimates applied to them.

These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

Johan Beetz Uranium Prospects, Quebec Joint Venture

Pursuant to an underlying agreement, the Company is a 50% partner with the Sheridan Platinum Group Ltd. in a very large scale grassroots uranium project located at Johan Beetz on Quebec's North Shore. These properties, held in the name of the Sheridan Platinum Group Ltd., are now the subject of a formal agreement whereby Uracan Resources Ltd. (UFM Ventures Ltd.) has been given an option to purchase a 100% interest. Subsequent to the end of the Quarter, the Company received the final payment from Uracan and now retains a royalty interest.

Option to Earn 100% Interest Beauce Property, Quebec

The Company has acquired a 100% interest in a series of claims covering most of the historic Beauce gold placer district of Quebec. This area, a small drainage basin located immediately east of the Chaudiere River, south of Quebec City, was the site of numerous placer gold finds in the nineteenth and twentieth centuries.

100% Owned Lac Mechant Property, Quebec

This is one of the major geochemical nickel "hotspots" on Quebec's North Shore and remains a significant exploration target. Additional claims were staked during the year. The Company has completed an airborne time domain EM and magnetic survey of this property and is currently in negotiations with a potential joint venture partner.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property, located 128 km northwest of Baie Comeau (discovered in 1952) was staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (non 43-101 compliant).

100% Owned Rupert Uranium Property, Quebec

This 1,700 hectare property is characterized by highly anomalous uranium values in lake bottom sediments. Little previous work is recorded apart from the reconnaissance follow up by SDBJ following the geochemical survey in the mid 1970's. The country rocks are characterized by abundant pegmatites, granites and gneisses and numerous fault structures. Uranium values range from the hundreds to over a thousand ppm, in an environment where background is less than 10. The Company considers the area highly prospective for Rossing and Olympic Dam type targets. An airborne radiometric and magnetic survey has been completed on this property. The Company is currently in discussions with a possible joint venture partner.

50% Owned Villibon Nickel Property, Quebec

Together with its 50% partner, the Sheridan Platinum Group, the Company has acquired an option to earn 100% interest in 5 claims from Les Ressources Tectonic Inc. The Company also staked a number of additional claims in the area, of which 23 contiguous claims are subject to a ½% NSR. The Company is currently in negotiations with a potential joint venture partner.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc.

Other Properties

The Company continues to maintain the Manic III nickel prospect, and has acquired by staking, a large number of grass roots uranium exploration properties in partnership with the Sheridan Platinum Group. These properties cover some 37,000 hectares or 93,000 acres. These properties are located in the James Bay area of Quebec, the North Shore between Baie Comeau and Manicuagan, and along the George River near the Labrador border northeast of Schafferville. Little, if any, previous work is recorded on these properties and they remain highly prospective for uranium resources. Negotiations are underway with a potential joint venture partner for an interest in the Manic III property. The uranium properties are been considered for possible joint venture.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended October 31, 2007 and the preceding 7 quarters:

Three Months Ended	**3rd Quarter January 31, 2007**	**4th Quarter April 30, 2007**	**1st Quarter July 31, 2007**	**2nd Quarter October 31, 2007**
Mineral Property Option Revenue		$525,504	$166,384	$100,000
Net Income (Loss)	($24,088)	$500,336	$146,071	($2,686,609)
Income (Loss) Per Share	($0.001)	$0.020	$0.010	($0.110)
Fully Diluted Income (Loss) Per Share	($0.001)	$0.020	$0.010	($0.100)

Three Months Ended	**3rd Quarter January 31, 2006**	**4th Quarter April 30, 2006**	**1st Quarter July 31, 2006**	**2nd Quarter October 31, 2006**
Mineral Property Option Revenue		$54,360		
Net Income (Loss)	($29,749)	($240,187)	($18,088)	($40,978)
Income (Loss) Per Share	($0.001)	($0.010)	($0.001)	($0.002)
Fully Diluted Income (Loss) Per Share	($0.001)	($0.010)	($0.001)	($0.002)

The Net Profit in the 1st quarter resulted from the recognition of option revenue from the Company's 50% owned George River property. During the second quarter of 2007, the Company recognized the compensation expense for the estimated fair value of stock options granted during the period of $2,755,309 and recorded property option revenue of $100,000.00

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing and joint venture option payments.

The Company had working capital of $1,087,097 as at October 31, 2007.

Also see Note 6 "Contingencies" attached to the financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 5 to the financial statements. In addition, the Company has a number of joint ventures with the Sheridan Platinum Group.

SUBSEQUENT EVENTS

See Note 7 to the financial statements. In addition, the Company implemented a Shareholders Rights Plan on November 9, 2007.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the Quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the

Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCING REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION – AS AT DECEMBER 14, 2007

TSX Venture Exchange	Trading Symbol: FNC
Authorized Capital:	50,000,000 common shares n.p.v.
Shares Outstanding:	27,460,981 common shares
Fully Diluted Shares Outstanding:	29,260,981 common shares
Head Office:	7290 Gray Avenue Burnaby, B.C., V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue Westmount, Quebec, H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Pacific Corporate Trust Company 2nd Floor, 510 Burrard Street Vancouver, B.C., V6C 3B8
Auditor:	Vellmer & Chang 505-815 Hornby Street Vancouver, B.C., V6Z 2E6
Directors:	Peter H. Smith, PhD., P. Eng., President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director

END